UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒  Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     ☐  No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     ☐  No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐No  ☒

PETRÓLEOS MEXICANOS ANNOUNCES OFFERING OF GLOBAL NOTES AND PRIVATE EXCHANGE OFFERS AND TENDER OFFERS
February 1, 2018

MEXICO CITY, MEXICO – Petróleos Mexicanos (“PEMEX”) announces that it has commenced an offering (the “New Money Offer”) of U.S.-dollar denominated global notes in one or more series (the “New Money Notes”), subject to market and other conditions, and a series of liability management transactions targeting certain series of PEMEX’s outstanding short-term maturity notes due 2019 and 2020 and long-term maturity bonds due 2044 and 2046.

New Money Offering

The New Money Notes will be issued under PEMEX’s U.S.$92,000,000,000 Medium-Term Notes Program, Series C, will constitute unsecured obligations of PEMEX and will be jointly and severally guaranteed by Pemex Exploración y Producción, Pemex Transformación Industrial, Pemex Perforación y Servicios, Pemex Logística and Pemex Cogeneración y Servicios.

PEMEX intends to use the net proceeds from the sale of the New Money Notes to purchase all or a portion of several series of outstanding notes maturing in 2019 and 2020, and the remainder, if any, to finance PEMEX’s investment program and working capital needs.

The New Money Notes are being sold to qualified institutional buyers in the United States in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to persons outside the United States in accordance with Regulation S under the Securities Act. The New Money Notes have not been registered under the Securities Act or any state or other jurisdiction’s securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

This release is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities of PEMEX in any transaction. Any offer to purchase the securities of PEMEX referenced above will be made solely on the terms and subject to the conditions set out in a separate offer to purchase directed to holders of such securities. PEMEX will enter into a registration rights agreement with respect to the New Money Notes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the New Money Notes, nor shall there be any offer, solicitation or sale of the New Money Notes in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful.

Exchange Offers

The first liability management transaction consists of two separate private offers to exchange (the “Exchange Offers”) any and all of the outstanding series of notes listed below under the heading “Series of Securities” (the “Exchange Securities”) for newly-issued debt securities of PEMEX due 2048 (the “New Bonds due 2048”), on the terms and subject to the conditions set forth in the Offering Memorandum dated February 1, 2018 (the “Offering Memorandum” and together with the accompanying eligibility letter (the “Eligibility Letter”) and notice of guaranteed delivery, each as amended or supplemented from time to time, the “Exchange Offer Documents”). Only holders who have duly completed and submitted an Eligibility Letter certifying that they are either (1) “qualified institutional buyers” (“QIBs”) as defined in Rule 144A under the Securities Act or (2) non-“U.S. persons” (as defined in Rule 902 under the Securities Act) located outside of the United States are authorized to receive the Offering Memorandum and to participate in the Exchange Offers (“Exchange Offer Eligible Holders”).

Offer Deadlines and Settlement

The Exchange Offers will expire at 5:00 p.m. (New York City time) on February 7, 2018 (such date and time with respect to an Exchange Offer, as the same may be extended with respect to such Exchange Offer, an “Exchange Offer Expiration Date”). Exchange Securities tendered may be validly withdrawn at any time at or prior to 5:00 p.m. (New York City time) on February 7, 2018 (as the same may be extended with respect to such Exchange Offer), but not thereafter, unless extended by PEMEX. The “Exchange Offer Settlement Date” with respect to an Exchange Offer will be promptly following the applicable Exchange Offer Expiration Date and is expected to be February 12, 2018.

Consideration

On the terms and subject to the conditions set forth in the Offering Memorandum, PEMEX is offering to exchange any and all of its outstanding bonds listed below for New Bonds due 2048:

Series of Securities	CUSIP	ISIN	Principal Amount Outstanding		Principal Amount of New Bonds due 2048 Offered as Exchange Consideration(1)
5.50% Bonds due 2044 (the “2044 Bonds”)	71654QBE1 71656MBB4 71656MAN9	US71654QBE17 US71656MBB46 US71656MAN92	U.S.$	2,658,039,000	U.S.$	926.25
5.625% Bonds due 2046 (the “2046 Bonds”)	71654QBX9 71656MBE8	US71654QBX97 US71656MBE84	U.S.$	3,000,000,000	U.S.$	927.50

(1)	Offered as exchange consideration (the “Exchange Consideration”) per each U.S.$1,000 principal amount of the applicable series of Exchange Securities validly tendered at or prior to the Exchange Offer Expiration Date or the Guaranteed Delivery Date (as defined in the Offering Memorandum) pursuant to the guaranteed delivery procedures described in the Offering Memorandum and accepted for exchange. The Exchange Consideration does not include the applicable Exchange Offer Accrued Coupon Payment (as defined below).

Upon the terms and subject to the conditions set forth in the Exchange Offer Documents, Exchange Offer Eligible Holders who validly tender and who do not validly withdraw Exchange Securities at or prior to the applicable Exchange Offer Expiration Date, or at or prior to 5:00 p.m. (New York City time) on the second business day after the applicable Exchange Offer Expiration Date pursuant to guaranteed delivery procedures, and whose Exchange Securities are accepted for exchange by PEMEX, will receive the applicable Exchange Consideration set forth in the table above for each U.S.$1,000 principal amount of such Exchange Offer Securities. The Exchange Consideration will be payable in principal amount of New Bonds due 2048.

In addition to the applicable Exchange Consideration, Exchange Offer Eligible Holders whose Exchange Securities are accepted for exchange will be paid, in cash, accrued and unpaid interest on such Exchange Securities to, but not including, the Exchange Offer Settlement Date (the “Exchange Offer Accrued Coupon Payment”). Interest will cease to accrue on the applicable Exchange Offer Settlement Date for all Exchange Securities exchanged on the applicable Exchange Offer Settlement Date.

Conditions

PEMEX’s obligation to accept any series of Exchange Securities tendered in the Exchange Offers is subject to the satisfaction of certain conditions applicable to the Exchange Offer for such series as described in the Offering Memorandum, including (1) certain customary conditions, including that PEMEX will not be obligated to consummate the Exchange Offers upon the occurrence of an event or events or the likely occurrence of an event or events that would or might reasonably be expected to prohibit, restrict or delay the consummation of the Exchange Offers or materially impair the contemplated benefits to PEMEX of the Exchange Offers, (2) the timely satisfaction or waiver of all of the conditions precedent to the completion of the corresponding Retail Tender Offer (as defined below) for such series of Exchange Securities, (3) the closing of the offering of the New Money Notes, (4) the Accounting Treatment Condition (as defined in the Offering Memorandum) and (5) the Tax Fungibility Condition (as defined in the Offering Memorandum). PEMEX reserves the right, subject to applicable law, to waive any and all conditions to any Exchange Offer (other than conditions described as non-waivable).

Other

PEMEX will terminate an Exchange Offer for a given series of Exchange Securities if it terminates the Retail Tender Offer (as defined below) for such series of Exchange Securities, and PEMEX will terminate the Retail Tender Offer for a given series of Exchange Securities if it terminates the Exchange Offer for such series of Exchange Securities. The termination of a Retail Tender Offer for a series of Exchange Securities will not impact the Exchange Offers for any other series of Exchange Securities. If PEMEX extends any Retail Tender Offer for a series of Exchange Securities for any reason, PEMEX will extend the corresponding Exchange Offer for such series Exchange Securities.

If and when issued, the New Bonds due 2048 will not be registered under the Securities Act or any state securities laws. Therefore, the New Bonds due 2048 may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws. PEMEX will enter into a registration rights agreement with respect to the New Bonds due 2048.

Further Information

Global Bondholder Services Corporation will act as the Information Agent and the Exchange Agent for the Exchange Offers. Questions or requests for assistance related to the Exchange Offers or for additional copies of the Exchange Offer Documents may be directed to Global Bondholder Services Corporation at (866) 470-4500 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers.

The Exchange Offer Documents can be accessed at the following link: http://gbsc-usa.com/eligibility/Pemex.

Retail Tender Offers

In order to comply with rules applicable to abbreviated exchange offers, PEMEX is required to make an offer concurrent with the Exchange Offers for the same series of old bonds (the “Retail Tender Offers”) to purchase for cash Exchange Securities from holders who are not Exchange Offer Eligible Holders. The terms and conditions of the Retail Tender Offers are set forth in the Offer to Purchase dated February 1, 2018 (the “Offer to Purchase” and, together with the accompanying certification instructions letter and notice of guaranteed delivery, the “Retail Tender Offer Documents”).

The Exchange Offer Eligible Holders cannot participate in the Retail Tender Offers (each, an “Ineligible Holder”). All other holders of Exchange Securities are eligible to participate in the Retail Tender Offers (such other holders, the “Retail Qualified Holders”). Holders participating in the Retail Tender Offers are required to certify that they are Retail Qualified Holders.

Offer Deadlines and Settlement

The Retail Tender Offers will expire at 5:00 p.m. (New York City time) on February 7, 2018 (such date and time with respect to a Retail Tender Offer, as the same may be extended with respect to such Retail Tender Offer, a “Retail Tender Offer Expiration Date”). Exchange Securities tendered may be validly withdrawn at any time at or prior to 5:00 p.m. (New York City time) on February 7, 2018 (as the same may be extended with respect to such Retail Tender Offer), but not thereafter, unless extended by PEMEX. The “Retail Tender Offer Settlement Date” with respect to a Retail Tender Offer will be promptly following the applicable Retail Tender Offer Expiration Date and is expected to be February 12, 2018.

Consideration

On the terms and subject to the conditions set forth in the Offer to Purchase, PEMEX is offering to purchase any and all of its outstanding bonds listed below:

Series of Securities	CUSIP	ISIN	Aggregate Principal Amount Outstanding		Tender Consideration(1)
2044 Bonds	71654QBE1 71656MBB4 71656MAN9	US71654QBE17 US71656MBB46 US71656MAN92	U.S.$	2,658,039,000	U.S.$	926.25
2046 Bonds	71654QBX9 71656MBE8	US71654QBX97 US71656MBE84	U.S.$	3,000,000,000	U.S.$	927.50

(1)	Payable in cash per each U.S.$1,000 principal amount of the applicable series of Exchange Securities validly tendered and not validly withdrawn at or prior to the applicable Retail Tender Offer Expiration Date or the Guaranteed Delivery Date (as defined in the Offer to Purchase) pursuant to the guaranteed delivery procedures described in the Offer to Purchase and accepted for purchase. The Tender Consideration does not include the Retail Offer Accrued Coupon Payment (as defined below).

Upon the terms and subject to the conditions set forth in the Retail Tender Offer Documents, Retail Qualified Holders who (i) validly tender and who do not validly withdraw Exchange Securities at or prior to the applicable Retail Tender Offer Expiration Date or (ii) deliver a properly completed and duly executed notice of guaranteed delivery and all other required documents at or prior to the applicable Retail Tender Offer Expiration Date and tender their Exchange Securities at or prior to the Guaranteed Delivery Date, and whose Exchange Securities are accepted for purchase by us, will receive the applicable Tender Consideration set forth in the table above for each U.S.$1,000 principal amount of such Exchange Bonds. The Tender Consideration will be payable in cash.

In addition to the applicable Tender Consideration, Retail Qualified Holders whose Exchange Securities are accepted for purchase will be paid accrued and unpaid interest on such Exchange Securities to, but not including, the applicable Retail Tender Offer Settlement Date (the “Retail Offer Accrued Coupon Payment”). Interest will cease to accrue on the applicable Retail Tender Offer Settlement Date for all Exchange Securities purchased in the Retail Tender Offers, including those tendered through the guaranteed delivery procedures.

Conditions

PEMEX’s obligation to accept Exchange Securities tendered in the Retail Tender Offers is subject to the satisfaction of certain conditions described in the Offer to Purchase including (1) certain customary obligations, including that PEMEX will not be obligated to consummate the Retail Tender Offers upon the occurrence of an event or events or the likely occurrence of an event or events that would or might reasonably be expected to prohibit, restrict or delay the consummation of the Retail Tender Offers or materially impair the contemplated benefits to PEMEX of the Retail Tender Offers, (2) the Maximum Tender Condition (as described below), (3) the closing of the offering of the New Money Notes and (4) the timely satisfaction or waiver of all of the conditions to the completion of the corresponding Exchange Offer for such series of Exchange Securities (the “Exchange Offer Completion Condition”). PEMEX reserves the right, subject to applicable law, to waive any and all conditions to any Retail Tender Offer, except for the Exchange Offer Completion Condition which cannot be waived by PEMEX.

Pursuant to the “Maximum Tender Condition,” PEMEX’s obligation to accept and pay for a series of Exchange Securities validly tendered and not validly withdrawn is conditioned on the aggregate principal amount of validly tendered Exchange Securities of such series not exceeding the Maximum Tender Amount set forth in the table below for such series. PEMEX reserves the right, subject to applicable law, to waive the Maximum Tender Condition with respect to any Retail Tender Offer.

Series of Securities	CUSIP	ISIN	Aggregate Principal Amount Outstanding		Maximum Tender Amount
2044 Bonds	71654QBE1 71656MBB4 71656MAN9	US71654QBE17 US71656MBB46 US71656MAN92	U.S.$	2,658,039,000	U.S.$	100,000,000
2046 Bonds	71654QBX9 71656MBE8	US71654QBX97 US71656MBE84	U.S.$	3,000,000,000	U.S.$	100,000,000

Other

PEMEX will terminate a Retail Tender Offer for a given series of Exchange Securities if it terminates the Exchange Offer for such series of Exchange Securities, and it will terminate the Exchange Offer for a given series of Exchange Securities if it terminates the Retail Tender Offer for such series of Exchange Securities. The termination of a Retail Tender Offer for a series of Exchange Securities will not impact the Exchange Offers for any other series of Exchange Securities. If PEMEX extends any Retail Tender Offer for a series of Exchange Securities for any reason, PEMEX will extend the corresponding Exchange Offer for such series Exchange Securities.

Further Information

Global Bondholder Services Corporation will also act as the Information Agent and the Tender Agent for the Retail Tender Offers. Questions or requests for assistance related to the Retail Tender Offers or for additional copies of the Retail Tender Offer Documents may be directed to Global Bondholder Services Corporation at (866) 470-4500 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Retail Tender Offers.

The Retail Tender Offer Documents can be accessed at the following link: http://www.gbsc-usa.com/Pemex/.

Tender Offers

The third liability management transaction consists of five separate offers to purchase for cash (the “Tender Offers”) (i) any and all of its outstanding series of notes listed below under the heading “Any and All Offers” (collectively, the “Any and All Notes”, and such offers, the “Any and All Offers”) and (ii) the series of notes set forth in the table below under the heading “Waterfall Tender Offers” (collectively, the “Waterfall Notes”, and such offers, the “Waterfall Tender Offers”) for an aggregate purchase price of up to U.S.$400 million, subject to each Maximum Series Cap set forth in the table below under the heading “Waterfall Tender Offers” (the “Maximum Series Cap”). The Any and All Notes together with the Waterfall Notes, are referred to herein as the “Tender Offer Securities.”

In conjunction with the Any and All Offers, PEMEX is soliciting consents from the holders of the Any and All Notes (the “Consent Solicitation” and, together with the Tender Offers, the “Tender Offers and Consent Solicitation”) to (i) amend the indenture as it relates to the Any and All Notes (the “Indenture”) to shorten the minimum notice period for the optional redemption of either series of the Any and All Notes from three business days to ten days and (ii) to execute and deliver a supplemental indenture to the Indenture in order to effect such amendment.

The Tender Offers and Consent Solicitation are being made pursuant to the offer to purchase and consent solicitation statement dated February 1, 2018 (as may be amended or supplemented from time to time, the “Statement”), which sets forth in more detail the terms and conditions of the Tender Offers and Consent Solicitation.

Offer Deadlines and Settlement

The Tender Offers and Consent Solicitation will expire at 11:59 p.m., New York City time, on March 1, 2018 unless earlier terminated or extended by PEMEX (such time and date with respect to each Offer, as it may be extended with respect to such Offer, the “Expiration Date”). Tender Offer Securities tendered may be withdrawn at any time prior to 5:00 p.m., New York City time, on February 14, 2018, unless extended, but not thereafter. Holders of Tender Offer Securities of any series that are validly tendered and not validly withdrawn on or prior to 5:00 p.m., New York City time, on February 14, 2018, unless extended (such time and date with respect to each Offer, as it may be extended with respect to such Offer, the “Early Tender Date”) and accepted for purchase will be eligible to receive the total consideration indicated in the tables below with respect to such series of Tender Offer Securities (the “Total Consideration”), which includes an early tender premium in the amount indicated in the tables below (the “Early Tender Premium”). Holders of Tender Offer Securities of any series that are validly tendered after the Early Tender Date but on or before the Expiration Date and accepted for purchase will receive only the applicable tender offer consideration, which is equal to the Total Consideration applicable to that series of Tender Offer Securities minus the applicable Early Tender Premium (the “Tender Offer Consideration”).

Consideration

The following tables set forth the series of Tender Offer Securities and the consideration payable for Tender Offer Securities accepted for purchase in the Tender Offers and Consent Solicitation.

Any and All Offer

Title of Securities	CUSIP	ISIN	Principal Amount Outstanding	Tender Offer Consideration(1)	Early Tender Premium(1)	Total Consideration(1)
3.125% Notes due 2019	71654QBQ4 71656MAW9	US71654QBQ47 US71656MAW91	U.S.$327,409,000	U.S.$979.64	U.S.$30.00	U.S.$1,009.64
5.500% Notes due 2019	71654QBZ4 71656M BH1	US71654QBZ46 US71656MBH16	U.S.$750,000,000	U.S.$999.64	U.S.$30.00	U.S.$1,029.64

(1)	Per U.S.$1,000. The Early Tender Premium will be included in the Total Consideration calculated as described herein.

Waterfall Tender Offers

Title of Security	CUSIP	ISIN	Principal Amount Outstanding	Acceptance Priority Level	Maximum Series Cap		Tender Offer Consideration(1)		Early Tender Premium(1)		Total Consideration(1)
8.000% Notes due 2019	71654QAU6 71656MAA7	US71654QAU67 US71656MAA71	U.S.$1,312,275,000	1	U.S.$	100,000,000	U.S.$	1,035.92	U.S.$	30.00	U.S.$	1,065.92
6.000% Notes due 2020	71654QAW2 71656LAC5 71656MAC3	US71654QAW24 US71656LAC54 US71656MAC38	U.S.$1,000,000,000	2	U.S.$	100,000,000	U.S.$	1,035.96	U.S.$	30.00	U.S.$	1,065.96
3.500% Notes due 2020	71654QBU5 71656LBC4 71656MBC2	US71654QBU58 US71656LBC46 US71656MBC29	U.S.$1,500,000,000	3	U.S.$	200,000,000	U.S.$	987.50	U.S.$	30.00	U.S.$	1,017.50

(1)	Per U.S.$1,000. The Early Tender Premium will be included in the Total Consideration calculated as described herein. The Tender Offer Consideration and the Total Consideration do not include accrued interest.

Conditions

The Tender Offers and Consent Solicitation are subject to the satisfaction of certain conditions applicable to the Tender Offers and Consent Solicitation as described in the Statement, including (1) certain customary conditions, including that PEMEX will not be obligated to consummate the Tender Offers and Consent Solicitation upon the occurrence of an event or events or the likely occurrence of an event or events that would or might reasonably be expected to prohibit, restrict or delay the consummation of the Tender Offers and Consent Solicitation or materially impair the contemplated benefits to PEMEX of the Tender Offers and Consent Solicitation, (2) the closing of the offering of the New Money Notes, and (3) only with respect to each of the Any and All Offers, the receipt of at least a majority of the outstanding principal amount of a series of the Any and All Notes (the “Majority

Consents”). If PEMEX does not receive the Majority Consents for a series, it will not purchase any of the Any and All Notes of such series, and the indenture for such series will not be amended. PEMEX reserves the right, subject to applicable law, to waive any and all conditions to any Offer.

Maximum Series Cap; Waterfall Tender Cap; Proration

Upon the terms and subject to the conditions described in the Statement, PEMEX is offering to purchase an aggregate principal amount of Waterfall Notes of a series in an aggregate principal amount that results in the payment of the aggregate amount that such holders are entitled to receive for each series of Waterfall Notes validly tendered, including accrued interest, not to exceed the Maximum Series Cap for such series (the “Series Aggregate Purchase Price”). In addition, PEMEX will only accept for purchase Waterfall Notes in an aggregate principal amount that results in the payment of a combined Series Aggregate Purchase Price for all series, not to exceed U.S.$400 million (the “Waterfall Tender Cap”). PEMEX reserves the right, but is under no obligation, to increase any of the Maximum Series Caps or the Waterfall Tender Cap at any time, subject to applicable law.

Subject to the Waterfall Tender Cap and the Maximum Series Cap for each series of Waterfall Notes, all Waterfall Notes validly tendered in the Waterfall Tender Offers accepted for payment on the Early Tender Date or the Expiration Date, as applicable, will be accepted based on the Acceptance Priority Level (with 1 being the highest Acceptance Priority Level and 3 being the lowest Acceptance Priority Level), set forth in the table above under the heading “Waterfall Tender Offers”. All Waterfall Notes validly tendered at or prior to the Early Tender Date having a higher Acceptance Priority Level will be accepted before any Waterfall Notes validly tendered at or prior to the Early Tender Date having a lower Acceptance Priority Level are accepted in the Waterfall Tender Offers, and all Waterfall Notes validly tendered after the Early Tender Date having a higher Acceptance Priority Level will be accepted before any Waterfall Notes validly tendered after the Early Tender Date having a lower Acceptance Priority Level are accepted in the Waterfall Tender Offers. However, Waterfall Notes validly tendered at or prior to the Early Tender Date will be accepted for purchase in priority to other Waterfall Notes validly tendered after the Early Tender Date, even if such Waterfall Notes validly tendered after the Early Tender Date have a higher Acceptance Priority Level than Waterfall Notes validly tendered at or prior to the Early Tender Date.

If the Series Aggregate Purchase Price for any series of Waterfall Notes exceeds the Maximum Series Cap for such series, subject to the terms and conditions of the Waterfall Tender Offers, PEMEX will accept for purchase on a pro rata basis, based on the Maximum Series Cap for such series, Waterfall Notes of such series that have been validly tendered and not yet accepted for purchase in the Waterfall Offer (with appropriate adjustment to avoid purchase of Waterfall Notes in a principal amount other than U.S.$10,000 and an integral multiple of U.S.$1,000 in excess thereof), provided that in no event shall PEMEX be obligated to purchase an aggregate principal amount of Waterfall Notes of a series that would result in the Series Aggregate Purchase Price for such series exceeding the Maximum Series Cap for such series. Any tendered Waterfall Notes not accepted for purchase will be promptly credited to such Holder’s account with DTC or otherwise returned to the Holder without cost.

Further Information

Global Bondholder Services Corporation will act as the Depositary and Information Agent for the Tender Offers and Consent Solicitation. Questions or requests for assistance related to the Tender Offers and Consent Solicitation or for additional copies of the Statement may be directed to Global Bondholder Services Corporation at +1 (866)-470-4500 (toll-free). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers.

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PEMEX refers to the Exchange Offers, the Retail Tender Offers and the Tender Offers and Consent Solicitation collectively, as the “Offers.”

PEMEX has retained Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated to act as dealer managers in connection with the Offers (the “Dealer Managers”). Any questions or requests for assistance regarding the Offering Memorandum or the Offer to Purchase may be directed to Citigroup Global Markets Inc. at +1 (800) 558-3745 (U.S. toll-free) or +1 (212) 723-6106 (collect) or Merrill Lynch, Pierce, Fenner & Smith Incorporated at +1 (888) 292-0700 (U.S. toll-free) or (646) 855-8998 (collect).

If PEMEX terminates any Offer with respect to one or more series of Exchange Securities or Tender Offer Securities, it will give prompt notice to the Exchange Agent or Tender Agent, as applicable, and all Exchange Securities or Tender Offer Securities tendered pursuant to such terminated Offer will be returned promptly to the tendering holders thereof. With effect from such termination, any Exchange Securities or Tender Offer Securities blocked in DTC will be released.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Exchange Securities or Tender Offer Securities as to when such intermediary needs to receive instructions from a holder in order for that holder to be able to participate in, or (in the circumstances in which revocation is permitted) revoke their instruction to participate in, the Offers, before the deadlines specified herein and in the Exchange Offer Documents, Retail Tender Offer Documents or Statement, as applicable. The deadlines set by each clearing system for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Exchange Offer Documents, Retail Tender Offer Documents or Statement, as applicable.

This announcement is for informational purposes only. This announcement is not an offer to purchase or a solicitation of an offer to purchase any Tender Offer Securities or Exchange Securities. The Exchange Offers are being made solely pursuant to the Offering Memorandum and related documents, the Retail Tender Offers are being made solely pursuant to the Offer to Purchase and related documents and the Tender Offers and Consent Solicitation are being made solely pursuant to the Statement. The Offers are not being made to holders of Exchange Securities or Tender Offer Securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of PEMEX by the Dealer Managers for the Offers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The New Money Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, “IMD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Directive 2003/71/EC (as amended). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This communication and any other documents or materials relating to the Offers have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this communication and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom save in circumstances where section 21(1) of the FSMA does not apply. This communication is only being made to those persons in the United Kingdom (i) falling within the definition of investment professionals (as defined in Article 19(5) Financial Promotion Order, (ii) falling within Article 43 of the Financial

Promotion Order (non-real time communication by or on behalf of a body corporate to creditors of that body corporate), or (iii) to whom it may otherwise lawfully be communicated by virtue of an exemption to section 21(1) of the FSMA or otherwise in circumstances where it does not apply (all such persons together being referred to as “Relevant Persons”). This communication is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: February 1, 2018

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

•	activities relating to our lines of business, including the generation of electricity;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.